Exhibit 17.1

JATINDER S. BHOGAL RESIGNATION LETTER

January 18, 2022

The Board of Directors
SolarWindow Technologies, Inc.

9375 E. Shea Blvd

Suite 107-B Scottsdale, AZ 85260

Attention: Messrs. Rhee, Levine and Sierchio

Gentlemen:

I hereby tender my resignation (i) as a member and Chairman of the board of directors (the “Board”) of SolarWindow Technologies, Inc. (the “Company”), (ii) as the Company’s Chief Executive Officer, and (iii) as to any and all other positions I may hold, whether as an officer and/or director of the Company or of any of Company’s direct or indirect wholly-owned subsidiaries, effective as of midnight (Pacific Time) on January 18, 2022.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, the Board or any committee of the Board as to any matter relating to the Company's operations, policies, or practices.

I am grateful to each of you and thank you for your patience, support, and guidance throughout my tenure. I will always admire the dedication of our loyal team, who faithfully and efficiently executed our business plan and I look forward to our SolarWindow family achieving new milestones, breakthroughs, and successes.

Sincerely,

/s/ Jatinder S. Bhogal

Jatinder S. Bhogal